As filed with the Securities and Exchange Commission on June 11, 2002.


                                                     Registration No. __________

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                  FORM 10-SB/A
                                 AMENDMENT NO. 2



               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        THE ENTERTAINMENT INTERNET, INC.
                 (Name of Small Business Issuer in its charter)


             Nevada                                             88-0391722
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)


    4970 West 2100 South, Suite 200
         Salt Lake City, Utah                                    84120
(Address of principal executive offices)                       (Zip Code)


                                 (801) 886-2625
              (Registrant's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

         N/A                                               N/A


Securities to be registered under Section 12(g) of the Act:

                 Common Capital Stock, $.001 par value per share
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                        PAGE
                                     PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . . . .     1

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . . . .    14

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . . . .    15

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . . . .    15

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . . .    16

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . . . .    17

ITEM 7.   Certain Relationships and Related Transactions . . . . . . .    17

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . . . .    18

                                     PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . . . .    18

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . .    19

ITEM 3.   Changes in and Disagreements with Accountants. . . . . . . .    20

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . . . .    20

ITEM 5.   Indemnification of Directors and Officers. . . . . . . . . .    20

                                    PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .    22

                                    PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . .    30

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30

                                     PART I

ITEM  1.  Description of Business

History

The Entertainment Internet, Inc. ("Company" or "Registrant"), a company that recently emerged from bankruptcy, was incorporated on April 20, 1992 under the laws of the State of Nevada as West Tech Services, Inc. ("West Tech"). West Tech was formed for the purpose of engaging in any lawful corporate business and had no operations from 1992 to 1998. On May 5, 1998, the Company was approved for listing on the Over-the-Counter Bulletin Board ("OTC-BB") administered by the National Association of Securities Dealers, Inc. ("NASD") under the symbol "WSTT".

On August 3, 1998, West Tech changed its name to "The Entertainment Internet, Inc." ("EINI") At or about this time, new individuals came to control the Company. On August 12, 1998, approximately 10 days after the name change, the Company's OTC-BB symbol was changed to "EINI".

Commencing on or about September 1, 1998 and through approximately March 31, 1999, the Company's then-management undertook a public offering of the Company's securities pursuant to the Rule 504 exemption from registration of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act" or "'33 Act"). The offering resulted in the issuance of 3,597,645 common capital shares at prices ranging from $0.175 to $0.55 for total net proceeds of less than $1 million.

On March 23, 1999, the Company acquired all of the stock of another company known as Only Multimedia Network, Inc., a California corporation ("OMNI"). Between April 1999 and November 2000, the Company, through its wholly owned subsidiary, OMNI, engaged in the business of developing and marketing a website that integrated motion picture, television and theatrical talent casting and agent submission services for the entertainment industry.

On November 18, 1999, the Company's stock was delisted from the OTC-BB to the "Pink Sheets" published by the Pink Sheets, LLC (previously National Quotation Bureau, LLC) because the Company did not meet the new OTC-BB Eligibility Requirements. The day prior to the Company's delisting from the OTC-BB, November 17, 1999, the Company's then-management filed a Form 10-SB registration statement with the Securities and Exchange Commission ("Commission"). The Company continued to file reports with the Commission through and until December 19, 2000, when it filed a Form 15-12g Certification and Notice of Termination of Registration, thus relieving it of the legal obligation to continue to file annual and quarterly reports with the Commission. The reason for this is explained in the following paragraph.

By November 2000, a month before the Company ceased filing reports with the Commission, the Company, whose business was then that of OMNI's, developed serious cash flow problems and was unable to meet its current obligations. Accordingly, on November 22, 2000, the Company filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. The case was filed in the Central District of California, Los Angeles Division, Case No. LA-00-42737-EC. During the bankruptcy proceedings, the Chapter 11 Petition was converted to a Chapter 7 proceeding.

During the pendency of the bankruptcy proceedings, Champion Equities, LLC, a Utah limited liability company ("Champion") which is wholly owned by Home Marketing Enterprises, LLC, also a Utah limited liability company ("HME")(see
Item 4 of this Part below titled "Security Ownership of Certain Beneficial Owners and Management"), and 19 additional sophisticated investors as principals, made an offer, through the Bankruptcy Trustee, to purchase a majority of the Company's issued and outstanding shares. This offer was accepted by the Trustee and thereafter formally approved by the Bankruptcy Court at a September 19, 2001 Sale Confirmation Hearing, a formal Order on which was entered with the Clerk of the Court on November 28, 2001. A true and correct copy, including the corollary Motion giving rise to the Order, is attached hereto and incorporated herein by reference as Ex. 10.1 hereto. The Company has now emerged from bankruptcy with no remaining assets or liabilities, all as set forth and contemplated in the Bankruptcy Court Order. See also the financial statements attached hereto in Part F/S below and incorporated herein by reference.

Among other things, the offer and sale transaction approved by the Bankruptcy Court on September 19, 2001, provided for the following: (1) a sale, free and clear, of all liens and encumbrances, (2) a reverse split of the common stock at a ratio of one share for every three hundred that were then-issued and outstanding, (3) the cancellation of all authorized and any outstanding preferred shares, (4) the cancellation of all common and preferred share conversion rights of any kind, including those pertaining to any then-outstanding options, warrants and convertible debt, (5) the issuance of 7,500,000 legend-free post split common capital shares in exchange for $50,000, an amount that the buyer, Champion, and 19 additional sophisticated and accredited investors put up as payment into the Bankruptcy Court. In accordance with federal and state securities laws and regulations pertaining to "blank check" or "blind pool" companies, the Company issued a total of 7,500,000 shares of common stock, which are represented by certificates that each bear appropriate restrictive legends. See Item 4 of this Part I titled "Security Ownership of Certain Beneficial Owners and Management"; see also Item 5 of this
Part I below titled "Directors, Executive Officers, Promoters and Control Persons."

As a result of the one for three hundred share reverse split, the Company, prior to the Court-authorized issuance of the 7,500,000 shares referenced above, had 155,412 common shares issued and outstanding. The total number of the post-split issued and outstanding shares, following Bankruptcy Court approval of the purchase transaction, was 7,655,412. See Item 8 of this Part I below titled "Description of Securities" and Item 1 of Part II below titled "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters." Also, reference is made to Part F/S below, the Company's audited financial statements, showing the total number of shares currently issued and outstanding.

On January 30, 2002, the Company's pink sheet symbol was changed from "EINI," the same symbol it had on the OTC-BB, to "ENIN". This was because the Company completed the reverse split authorized by the bankruptcy order and, accordingly, changed the CUSIP number of the Company's common stock. As of the date of this Registration Statement, the Company remains listed on the Pink Sheets. See Item I of Part II below titled "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

On February 15, 2002, Restated Articles of Incorporation implementing the changes and amendments to the Company's Articles of Incorporation as ordered by the U.S. Bankruptcy Court were filed with the State of Nevada. See Ex. 3.1 hereto. These Restated Articles also implement other desirable changes such as opting-out of certain provisions of the Nevada Corporations Code (see, e.g., Articles Twelve and Thirteen) and therefore, on February 14, 2002, a date prior to the date the Restated Articles were submitted to the Nevada Secretary of State, a majority of the shareholders, by written consent, approved the form of such Restated Articles. In addition, the Restated Articles confirm the total number of common capital shares, and their par value, that are now authorized to be issued and therefore, the written consent of a majority of shareholders also ratifies this particular change. The Company now has 50 million common capital shares authorized, par value $0.001 per share. See Article Three of Ex. 3.1; see also the balance sheet portion of Part F/S below. Finally, in the written consent of shareholders, a majority of the shareholders also elected Mr. Radd C. Berrett as the Company's only director. For a description of Mr. Berrett, his background and relationship to the Company, reference is made to Item 4 of this
Part I titled "Security Ownership of Certain Beneficial Owners and Management" and also Item 5 of this Part I below titled "Directors, Executive Officers, Promoters and Control Persons." A true and correct copy of the form of Written Consent to Shareholder Action Without a Meeting signed by a majority of the Company's shareholders is attached hereto as Exhibit 99.1.

Since its emergence from bankruptcy, the Company has been in the development stage. The common stock and deficit accumulated during the development stage have been restated with the statement of operations to begin on November 28, 2001, the date of entry of the Bankruptcy Court Order approving the purchase and sale. See the Company's audited financial statements comprising Part F/S below.

Business of Issuer and Risks Associated Therewith

As stated above, the Company was engaged in the business of on-line casting. Having experienced financial difficulty, the Company, on November 22, 2000, filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. Since that time, the Company has been inactive. Upon its recent emergence from bankruptcy, the Company has been seeking, and will continue to seek, potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and its principal purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status of having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and a resultant change in control of the Company.

The Company is voluntarily filling this Registration Statement on Form 10-SB in order to make information concerning itself more readily available to the public, including its existing shareholders. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would also provide a prospective merger or acquisition candidate with more thorough and comprehensive information concerning the Company. Further, management believes that "reporting company" status will make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of the filing of this Registration Statement, the Company shall be obligated to file with the SEC certain interim and periodic reports including an annual report on Form 10-KSB containing audited financial statements. The Company is willing to assume these responsibilities. The Company also intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is, for some reason, suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time and expense.

The Company's principal executive offices are located at 4970 West 2100 South, Suite 200, Salt Lake City, Utah, 84120, and its telephone number is (801) 886-2625.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities successfully. If the Company needs cash over the ensuing 12 months in order to carry out its business activities, the Company has received a commitment from its sole officer and director, Mr. Berrett, that he will advance the Company sufficient cash in order to satisfy any such immediate requirements. For this reason, the Company does not presently anticipate having to raise any additional funds within the next 12 months or longer. In spite of being able to meet cash needs that are currently anticipated, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. There can also be no assurance that the Company's cash needs can be indefinitely met by cash advances from a major shareholder or anyone else associated with the Company. See the subheading below titled "Need for Additional Capital or Financing and Risks Associated Therewith."

As stated elsewhere herein, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Risks of Penny Stock Investing


The Company's common stock is considered to be a "penny stock" because it meets one or more of the definitions in the Exchange Act Rule 3a51-1, a Rule made effective on July 15, 1992. These include but are not limited to the following:
(i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the paragraph immediately below; see also Item 8 of Part I below titled "Description of Securities."


Risks Related to Broker-Dealer Requirements Involving Penny Stocks/Risks Affecting Trading and Liquidity

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I below titled "Description of Securities."

State Restrictions or Regulations Related to "Development Stage" or So-Called "Blank Check" Companies


The Company is subject to regulation by Securities and Exchange Commission ("Commission") and, in those states where its securities may be offered, sold or traded, by various state counterpart securities agencies. In the state arena, the Company is or will be subject to regulation under the so-called "Blue Sky Laws" or state securities laws of those states in which its stock might ultimately be offered or sold. The Company has no present intention of making a public offering or sale of any of its securities in any particular state. In the State of Nevada, the Company's state of incorporation, the Nevada Division of Securities has adopted various regulations under its Administrative Code (Securities) that deal with or address public offerings of securities by "development stage companies" and "blank check" companies. See Nevada Administrative Code (NAC) Sections 90.475, 90.480, 90.483, 90.485, 90.490 and
90.492. For example, subsection 2 of NAC Section 90.480 titled "Contents of registration statement or offering document; penalty for failure to comply," provides that if a registration statement [for the offer and sale of securities that is filed in the State of Nevada] does NOT contain information concerning
(a) the intended use of the proceeds of the offering; (b) the type of business in which the business of the issuer is or will be engaged; (c) the product or service offered or to be offered by the issuer; and (d) the name of the principal manager of the business of the issuer, "the administrator [of the Nevada Securities Division] may deem the offering to be a blank check blind pool and may deny, suspend or revoke the effectiveness of the registration statement pursuant to Nevada Revised Statutes (NRS) 90.510 (subject to exceptions)."

The Company's research reveals that there are at least two states, namely, the states of Utah and Florida, that have especially strict rules and regulations pertaining to public offerings by blank check or blind pool companies. For example, the state of Utah can require that the proceeds of a public offering by a blank check or blind pool company be escrowed until the company finds a suitable transaction and use for its money, at which time the stockholders are given an offer of rescission. If a majority vote in favor of rescission, the issuer will be required to either give the investors their money back or seek another merger or acquisition transaction. These types of rules and regulations are inapplicable to the Company because the Company has no intention of making a public offering of its securities in an effort to raise any additional money or capital while it is deemed a blank check or blind pool company.

With respect to the trading of the Company's securities in particular states, the large majority of states, to the knowledge of the Company, have specific trading exemptions for issuers that are "reporting" under the Securities Exchange Act of 1934 and that are either listed on an exchange or are otherwise listed in a recognized securities manual. Many states refer to these various trading exemptions as the "Exchange Exemption," the "Manual Exemption," or the "Secondary Trading Exemption." To the extent necessary, the Company intends to comply with all of the laws, rules and regulations of those states in which its securities may be traded. As a result of these "trading exemptions," the Company believes that shareholders or investors who buy or sell the Company's securities in the public market will have an exemption in those states which recognize such exemptions. This statement, however, is qualified by and subject to the rules and regulations involving Penny Stocks, all as discussed elsewhere herein.

For further information relative to the Blue Sky laws of the several states and how they impact the Company and its securities, reference is made to T an organization called the North American Securities Administrators Association ("NASAA") located in Washington, D.C., whose website is www.nasaa.com. This
                                                        -------------
organization exists to study, address and coordinate securities regulation by and among the 50 states. Reference is also made to a website known as www.coordinatedreview.com, a web site indirectly administered by and through the University of Pennsylvania and which further addresses the coordination of securities offerings to residents of more than one state.


Sources of Business Opportunities and Risks Associated Therewith

Development stage companies like the Company compete to obtain favorable business opportunities. The Company faces competition from other development stage companies similarly situated.

The Company is unable to ascertain the exact number of competitor companies, or whether or when such competitors' competitive positions could improve or change. Thus, The Company may be unable to acquire merger or other partners or otherwise locate business combinations on terms acceptable to management. Accordingly, such competition, although customary with development stage companies, could result in delays, increased costs, or other types of adverse consequences affecting The Company and its financial condition. See subheading titled "Competition" in Part I, Item 1 of this document titled "Description of Business."

Management of the Company intends to use various resources in the search for potential business opportunities including, but not limited to, the Company's officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, persons that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will more than likely have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business combinations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and who would be willing to be fully compensated at the close of a business combination or acquisition.

The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Because the Company has limited resources, substantial risk exists that the Company may not be able to find any qualified merger partners or otherwise be able effectuate any business combinations. Because the Company has not as yet had the opportunity to implement its business plan, namely, to seek out and find potential business opportunities, the Company cannot predict, and has no way of predicting, what success or lack thereof it might have in fulfilling or achieving these goals.

Evaluation and Risks Associated Therewith

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are a multitude of unknown risks that cannot be adequately defined or identified prior to the identification of a specific business opportunity. No assurance can be made following consummation of any acquisition or merger that the business venture acquired or targeted will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities made available to the Company may involve, among other things, new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger and Risks Associated Therewith

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company, on the one hand, and the respective needs and desires of those in control of the opportunity, on the other, and, the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization. Whatever form any business transaction ultimately takes, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current situation, having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Need for Additional Capital or Financing and Risks Associated Therewith

Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the

Company would be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the director or other shareholders of the Company or to venture capitalists that would be willing to accept the substantial risks associated with investing in a company with limited history, no current operations and nominal capital.

Because of the nature of the Company as a development stage company, it is unlikely that it could make a public offering of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds or financing, if necessary, on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding or financing when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company has no plans to use and does not anticipate using Regulation S promulgated under the '33 Act to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, a possibility exists that the Company would offer and sell additional securities to its existing shareholders or their affiliates or possibly even "accredited investors."

Possible Sales of Shares by Certain Shareholders or Insiders

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers, directors, their affiliates, if any, or other insiders of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms and conditions. However, if any such situation does arise, management is obligated to follow the Company's Articles of Incorporation, By-laws, and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers, directors and other affiliates or insiders, if any, of their shares, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event of a successful acquisition or merger, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker. Management cannot at this time estimate the type or amount of any potential finder's or agent's fee that might be paid. Though possible, it is unlikely that a finder's or agent's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner. It should also be noted that finder's, agent's or broker's fees in the types of situations involved here are frequently substantial and no assurance can be made that any such fee would not be substantial or not entail the issuance of several million common capital shares.

In certain circumstances, finders, brokers or agents may be deemed "underwriters" of the Company's stock as that term is defined in Section 2(11) of the Securities Act of 1933. Such persons must therefore take care to ensure that they do not engage in an unlawful distribution of any securities they so acquire in any transaction involving the Company. In the event that the Company issues any stock as compensation to any finder, broker or agent, such stock will be obtained by such person in an "issuer transaction" and any certificate representing such stock will bear an appropriate "restrictive legend" providing that the securities cannot be re-sold in the absence of an effective registration statement or without an appropriate exemption from registration. The Company will also take steps to have any such finder, broker or agent execute an appropriate "investment letter" whereby such person shall represent to the Company and its transfer agent that he or she is taking the shares for investment purposes and not with a view to the further distribution thereof, in essence, that he or she is not taking the shares as an "underwriter."

Potential Conflicts of Interest


Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's sole president and director, Mr. Berrett, or any affiliates or promoters, if any, have an ownership interest. It is the Company's policy that any possible related party transaction of this type would have to be ratified by a majority of the Company's shareholders. Because the Company, at this time has but one officer and director, if there does arise a conflict of interest between Mr. Berrett (or any future officer and director) and the Company, Mr. Berrett is committed to obtaining and relying upon the advise of outside counsel, even if such advice is adverse to a proposed course of action. Secondly, Mr. Berrett (or any officer and director having a possible conflict of interest) and the Company will obtain either or both a so-called "Comfort Letter" from an independent outside expert or a Fairness Opinion from an independent outside expert or other professional. In this case, a proposed transaction will not proceed unless opinions obtained actually conclude that the proposed transaction is, in fact, fair. In short, the Company will obtain and rely upon an opinion from a qualified person who is unaffiliated with any such proposed or possible transaction.


Depending upon the nature of the transaction, management intends do whatever it believes is necessary to fully and completely comply with Nevada corporate law. See, e.g., Nevada Revised Statutes (NRS) 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors." Nevada also has a statute titled "Combinations with Interested Stockholders." NRS 78.411 through 78.444, inclusive. The Company, in Article Thirteen of its Restated Articles of Incorporation, a copy of which comprises

Ex. 3.1 hereto, has opted-out of this particular provision in accordance with NRS 78.434. In addition, Article Fourteen of the Company's Restated Articles of Incorporation further provides, among other things, that a transaction with or involving a director or officer shall not be void simply because such person is an officer or director of the Company. See Articles Thirteen and Fourteen of
Exhibit 3.1 hereto, a complete copy of the Company's Restated Articles of Incorporation.

Management has no reason to believe and does not anticipate that the Company will acquire or merge with any related entity or person. This is not to ignore that, as of the date hereof, neither the Company's sole director and officer nor any substantial shareholder has had any preliminary contact or discussions with any specific business opportunity, directly or indirectly, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

The Company's president and sole director, Mr. Berrett, is not currently affiliated or associated, directly or indirectly, with other "blank check" companies. Accordingly, there is no company with which Mr. Berrett is affiliated that either competes with or would have a conflict of interest with this Company.

Rights and Participation of Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition, merger or other reorganization transaction, the Company, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under Nevada Revised Statutes (NRS) 78.320 titled "Stockholders' meetings: Quorum; consent for actions taken without meeting; participation by telephone or similar method" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition, merger or other reorganization transaction, Nevada corporate law provides that minority shareholders would not be given the opportunity to vote on the issue. Thus, the board of directors has the discretion to consummate an acquisition or merger by written consent of a majority of the Company's voting power if it is determined to be in the best interests of the Company to do so. Nevada law further provides that unless the written consent of a majority of the shareholders entitled to vote is obtained, notice of a meeting shall be given at least ten (10) days before a meeting is held and not less than 60 days. NRS 78.370 titled "Notice to stockholders." Regardless of whether an action to acquire or merge is ratified by noticing-up and holding a formal shareholders' meeting or by written consent, the Company intends to provide its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a Proxy Statement prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by an Information

Statement prepared and disseminated in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

It should be noted that Nevada law requires giving dissenter's rights of appraisal in a statutory merger or "Class A" merger transaction, transactions that are "tax free" by definition under the Internal Revenue Code (IRC). For this reason, even if a majority of the Company's shareholders give their written consent to a statutory merger transaction, all shareholders will nonetheless be given the protection of dissenter's rights of appraisal as provided under Nevada corporation law. Reference is thus made to Chapter 92A of the Nevada Revised Statutes (NRS) titled "Mergers and Exchanges of Interest," sections 300 through 500 of which discuss "Rights of Dissenting Owners."

Competition

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's current lack of funds and capital resources, it may be difficult to successfully compete with these other companies.

Employees

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

The Company is currently using as its principal place of business the business office of its sole director and principal shareholder, Radd C. Berrett, located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet known and yet-to-be-identified business opportunity.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this Registration Statement and other operations of the Company have been paid for by the largest shareholder of the Company, Mr. Radd C. Berrett, currently the only officer and only director of the Company. On February 14, 2002, a majority of the Company's shareholders, by written consent, ratified the prior appointment on November 28, 2001, of Mr. Berrett as the Company's sole director and otherwise elected him to such position. See Exhibit 99.1 hereto, a copy of the form of such written consent. The Company's shareholders ratified the nomination and appointment of Mr. Berrett as the Company's only director because it is he who has spearheaded the proposal on behalf of Champion, to purchase control of the Company; at the same time, it was also determined that having one individual exercise director and officer-related functions would make the Bankruptcy purchase and sale transaction easier and less expensive to consummate and finalize. As the Company becomes more well established and completes the necessary Commission and subsequent NASD filings it plans to undertake, it may consider adding new officers and directors to supplement and enhance Mr. Berrett's input and participation, thereby providing broader or greater depth to the Company's plans and efforts. See Items 4 and 5 below discussing officers and directors and certain beneficial owners of the Company in more detail.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is otherwise able to obtain significant outside financing, substantial doubt will be cast on its ability to continue as a viable corporation. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

In the opinion of management, neither inflation nor recession will have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation or recession on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks cash and other capital resources, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration, if any. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. See subheading in Item 1, Part I above titled "Sources of Business Opportunities and Risks Associated Therewith." As further stated elsewhere herein, in the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith"; see also subheading in Item 1, Part I above titled "Employees."

ITEM 3.  Description of Property

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 4970 West 2100 South, Suite 200, Salt Lake City, Utah, 84120, which is the office address of its largest shareholder and president. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. See also the subsection in Item 1 of this Part above titled "Facilities."

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of December 31, 2001, with respect to each person known to own directly and/or beneficially 5% or more of the common capital stock of the Company, each director and officer and all directors and officers as a group. In addition, to the best knowledge, information and belief of management, the following table has not changed as of the date of this Registration Statement. As of December 31, 2002, there were a total of 7,655,412 common shares issued and outstanding.

Title of   Name and Address               Amount and Nature of       Percent
Class      of Beneficial Owner            Beneficial Ownership       of Class
________________________________________________________________________________

Common     Home Marketing Enterprises,LLC(1)  2,500,000                32.6%
Capital    3156 East Old Mill Circle           Direct
Shares     Suite 100
           Salt Lake City, UT 84121

           Radd C. Berrett (2)                2,500,000                32.6%
           3156 East Old Mill Circle          Indirect
           Suite 100
           Salt Lake City, UT 84121

           All directors, officers and
           persons owning 5% or more          2,500,000                32.6%
           as a group

(1) Home Marketing Enterprises, L.L.C., is a family-beneficially owned Utah limited liability company whose members consist of Mr. Berrett, the only officer and only director of the Company, his wife, Andrea Berrett, and their children. At present, Mr. Berrett, together with his wife, a person who lives with him in the same household, and their children beneficially own 100% of Home Marketing Enterprises, LLC. Because Mr. Berrett is also the Manager of Home Marketing Enterprises, L.L.C., Mr. Berrett has both direct and indirect control over the 2.5 million shares of the Company owned and held by it.

(2) Mr. Berrett is currently the only director and officer of the Company. Because Regulation S-B contemplates that more than one person can be the "beneficial owner" of the same shares, the above table reflects Mr. Berrett's indirect or beneficial interest in the 2.5 million shares directly owned by and registered in the name of Home Marketing Enterprises, L.L.C.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

The executive officers and directors of the Company are as follows:

Name                      Age       Position
--------------------------------------------------------------------------------

Radd C. Berrett            38       President and Director


MR. RADD C. BERRETT, a resident of Salt Lake City, Utah, and the Company's largest shareholder, has served as the Company's sole officer and director since November 28, 2001. On February 14, 2002, Mr. Berrett was formally elected the only director of the Company by a majority of the Company's shareholders. See

Ex. 99.1. As referenced in Item 2 of Part I above, in the section titled "Management's Discussion and Analysis or Plan of Operation," the primary reason for having one officer and director has been convenience and ease of operation. As further stated in that particular Item, at such time as a more expansive role of management is needed to direct the affairs and efforts of the Company, an event that may not occur, the Company will consider supplementing the Board with additional persons, persons experienced in business matters, and hopefully persons experienced in matters pertaining to publicly held entities. Mr. Berrett has substantial experience running businesses and corporations and otherwise serving on the board of publicly held entities. For example, from 1994 to the present, Mr. Berrett's principal occupation has been president of Tereb Holdings Inc., a Utah corporation, a company that has invested in start up companies and consulted on mergers and acquisitions. During 1998 and 1999, Mr. Berrett was a director of Caldera Corporation (now Level Jump Financial Group, Inc.), a Florida corporation, and during 2001 he served as a director of Alliance Consumer International, Inc. (now Nutrastar, Inc.), a California corporation.

As set forth in the Company's Articles of Incorporation and By-laws, copies of which are attached hereto as Exs. 3.1 and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though the Company has not compensated Mr. Berrett for his service on the Board of Directors or any committee thereof, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's recent emergence from bankruptcy and current lack of funds, Mr. Berrett and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the fiscal year ended December 31, 2001 and as of the date hereof, Mr. Berrett has not accrued any expenses or other compensation. See Part F/S below which does not disclose any accrued or contingent liability in this regard. As further set forth in the Company's By-Laws, Ex. 3.2 hereto, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not, at present, have any standing committees.

ITEM 6.  Executive Compensation

The Company has not adopted a bonus, stock option, stock issuance, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers, directors or consultants (of which presently there are none). Further, the Company has not entered into an employment agreement with Mr. Berrett or any other persons, including any consultant, and no such agreements are anticipated in the immediate future. Because there is nothing further to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

ITEM 7.  Certain Relationships and Related Transactions

None.

Mr. Berrett, like any other corporate officer or director, is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If Mr. Berrett or any other directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event that the Board rejects an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors".

ITEM 8.  Description of Securities

Common Capital Stock

The Company is authorized to issue 50,000,000 shares of common capital stock, $0.001 par value per share, of which 7,655,412 shares are currently issued and outstanding and held in the hands of 176 shareholders of record, a figure that does not take into account those shareholders whose certificates are held in the name of depositories, financial intermediaries, clearing houses, broker-dealers or other nominees such as the Depository Trust Company (DTC) and its own nominee, Cede & Company. As a result of the Bankruptcy proceeding and the corollary Order implementing the purchase and sale transaction referenced in the "History" subsection of Item 1, Part I above, there are no shares of preferred stock authorized or outstanding and there are currently no outstanding options, warrants or other rights to acquire shares of common stock. In this regard, specific reference is made the last two sentences of Article Three, titled "Capitalization," of the Company's Restated Articles of Incorporation attached hereto as Ex. 3.1.

                                     PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's stock is currently listed in the "Pink Sheets" published by the Pink Sheets, LLC (previously National Quotation Bureau, LLC) under the symbol "ENIN". As discussed in the "History" subsection of Item 1, Part I above, the Company filed periodic reports with the Commission between November 17, 1999 and December 19, 2000. On December 19, 2000, the Company filed Form 15-12g to terminate its registration. In the third quarter 1998 to the second quarter 1999, the Company undertook a public offering of its securities pursuant to the Rule 504 exemption from registration of Regulation D promulgated under the '33 Act. The offering resulted in the issuance of 3,597,645 common shares. The

Company intends to re-apply to the National Association of Securities Dealers, Inc. ("NASD") for the Company's shares to be listed once again on the OTC Bulletin Board as it was previously listed from May 1998 to November 1999. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

As of December 31, 2001 there were 176 shareholders of record of the Company's common stock, a figure that does not take into account those shareholders whose certificates are held in the name of depositories, financial intermediaries, clearing houses, broker-dealers or other nominees such as the Depository Trust Company (DTC) and its own nominee, Cede & Company.


The following table shows the high and low bid prices of the Company's common stock as reported by the OTC Bulletin Board or the Pink Sheets for the periods indicated.


                                            High              Low
Fiscal 2000

         First Quarter                      $1.45             $0.18
         Second Quarter                     $0.45             $0.13
         Third Quarter                      $0.22             $0.10
         Fourth Quarter                     $0.12             $0.005


Fiscal 2001

         First Quarter                      $0.03             $0.01
         Second Quarter                     $0.01             $0.005
         Third Quarter                      $0.007            $0.004
         Fourth Quarter                     $0.004            $0.002



Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

None.

There are presently no material pending legal proceedings to which the Company or its officer, director or majority stockholder is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened. On November 28, 2001, the

Company emerged from Bankruptcy in Los Angeles, California, as described in Item 1 of Part I above. The result of that action was that all of the Company's liabilities and debts were extinguished by operation of law. See also Part F/S below.

ITEM 3.  Changes in and Disagreements With Accountants

Upon emergence from Bankruptcy on November 28, 2001, the Board of Directors authorized the engagement of ANDERSEN ANDERSEN & STRONG, L.C., Salt Lake City, Utah, as independent auditors of the Company for the period from November 28 to December 31, 2001. Although the Company commenced operations on November 28, 2001, the date of the Company's emergence from Bankruptcy, there have been no disagreements with the newly engaged accountants with regard to any matter whatsoever with regard to the Company.

ITEM 4.  Recent Sales of Unregistered Securities

On November 28, 2001, pursuant to an order of the U.S. Bankruptcy Court for the Central District of California, Los Angeles Division, Case No. LA 00-42737-EC (Jointly Administered with Case No. LA 00-44137-EC), the Company, pursuant to instructions from the Bankruptcy Trustee, issued 7,500,000 shares of the Company's common capital stock in exchange for $50,000 that was paid into the Bankruptcy Court. The Bankruptcy Court authorized and ordered the issuance of the 7,500,000 shares without restrictive legends pursuant to Section 1145(a) of Title 11 of the United States Code and the Section 3(a)(7) exemption from registration under the '33 Act. However, in accordance with federal and state securities laws and regulations pertaining to "blank check" companies and also in accordance with the Commisson's recent position with regard to securities issued by "blank check" companies, the Company has issued the certificates representing the 7,500,000 shares of common stock with restrictive legends. As the following language of the restrictive legend states, the restrictive legend conspicuously provides that the shares can only be resold through registration under the '33 Act:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT REGISTRATION UNDER SAID ACT

See also Exhibits 3.1 and 10.1 attached hereto and incorporated by reference. Based on the plain language of the restrictive legend quoted above, a legend that has been placed on all certificates representing the 7,500,000 shares, no sales or transfers of the stock have been made since the issuance out of and under the auspices of the U.S. Bankruptcy Court on November 28, 2001. Also, the Company's transfer agent has been given instructions not to allow the transfer or sale of any of the 7,500,000 shares of stock unless and until a '33 Act registration statement is in effect as to such shares.

ITEM 5.  Indemnification of Directors and Officers

In reliance on applicable provisions of the Nevada Revised Statutes (NRS) such as NRS 78.7502, titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions," and NRS 78.751, titled

"Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, the Company's Restated Articles of Incorporation and By-laws contemplate full indemnification of its officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See the Company's Restated Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated herein by reference as Exhibits 3.1 and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The Company does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.

Transfer Agent

The Company has appointed Fidelity Transfer Company, 1800 South West Temple, Suite 301, P.O. Box 53, Salt Lake City, Utah 84115, as its stock transfer agent.

                                    PART F/S


ANDERSEN ANDERSEN & STRONG, L.C.
--------------------------------                  941 East 3300 South, Suite 202
Certified Public Accountants                          Salt Lake City, Utah 84106
and Business Consultants                                  Telephone 801 486-0096
Member SEC Practice Section                                     Fax 801 486-0098
of the AICPA




Board of Directors
The Entertainment Internet, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of The Entertainment Internet, Inc. (development stage company) at December 31, 2001 and the statements of operations, stockholders' equity, and cash flows for the period November 28, 2001 (date of inception of development stage) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Entertainment Internet, Inc. at December 31, 2001 and the statements of operations, and cash flows for the period November 28, 2001 (date of inception of development stage) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah
May 29, 2002                                s/ Andersen Andersen & Strong LC


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

The Entertainment Internet, Inc.
(Development Stage Company)
BALANCE SHEET
December 31, 2001


ASSETS

CURRENT ASSETS
   Cash                                                                $   --

                                                                       --------
      Total Current Assets                                             $   --
                                                                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable - related parties                                  $    636
   Accounts payable                                                       1,745
                                                                       --------
      Total Current Liabilities                                           2,381

STOCKHOLDERS' EQUITY
   Common stock
      50,000,000 shares authorized, $0.001 par value,
      7,655,412 shares issued and outstanding - Note 1                    7,655
   Capital in excess of par value                                        42,845
   Deficit accumulated during the development
      stage - dated November 28, 2001 - Note 1                          (52,881)
                                                                       --------
      Total Stockholders' Deficiency                                     (2,381)

                                                                       --------
                                                                       $   --
                                                                       ========

The accompanying notes are an integral part of these financial statements.

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

The Entertainment Internet, Inc.
(Development Stage Company)
STATEMENT OF OPERATIONS
For the Period November 28, 2001
(date of inception of development stage) to December 31, 2001


REVENUES                                                            $      --

EXPENSES
   Selling, General and Administrative                                    2,881
   Write-off of Goodwill - Note 2                                        50,000
                                                                    -----------
                                                                         52,881

                                                                    -----------
NET LOSS                                                            $   (52,881)
                                                                    ===========

NET LOSS PER COMMON SHARE
   Basic                                                            $     (0.01)
                                                                    -----------

WEIGHTED AVERAGE OUTSTANDING SHARES
   Basic                                                              7,655,412
                                                                    -----------

The accompanying notes are an integral part of these financial statements.



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

The Entertainment Internet, Inc.
(Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period November 28, 2001
(date of inception of development stage) to December 31, 2001

                                                                                            Deficit
                                                                                          Accumulated
                                                                            Capital in    During the
                                                      Common Stock          Excess of    Development
                                                 Shares        Amount       Par Value       Stage
                                              ------------------------------------------------------
Balance November 28, 2001 - Note 1               155,412     $     155     $    (155)     $    --

Issuance of common stock pursuant
   to bankruptcy agreement
   November 28, 2001 - Note 1                  7,500,000         7,500        42,500           --
Contributions to capital - expenses -
   related parties                                  --            --             500           --
Net operating loss for the period November
   28, 2001 to December 31, 2001                    --            --            --          (52,881)
                                               ---------     ---------     ---------      ---------
Balance December 31, 2001                      7,655,412     $   7,655     $  42,845      $ (52,881)
                                               =========     =========     =========      =========


The accompanying notes are an integral part of these financial statements.

The Entertainment Internet, Inc.
(Development Stage Company)
STATEMENT OF CASH FLOWS
For the Period November 28, 2001
(date of inception of development stage) to December 31, 2001





CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                               $(52,881)
   Write-off of Goodwill                                                 50,000
   Adjustments to reconcile net loss to net cash provided
   by operating activities
      Changes in accounts payable                                         2,381
      Contributions to capital - expenses                                   500
                                                                       --------
         Net Change in Cash from Operations                                --

CASH FLOWS FROM INVESTING ACTIVITIES                                       --
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES                                       --
                                                                       --------

Net Increase (Decrease) in Cash                                            --
Cash at Beginning of Period                                                --
                                                                       --------
Cash at End of Period                                                  $   --
                                                                       ========

SCHEDULE OF NONCASH OPERATING AND FINANCING ACTIVITIES
   Issuance of 7,500,000 common shares pursuant to
      bankruptcy agreement                                             $ 50,000
   Contributions to capital - expenses                                      500
                                                                       --------




The accompanying notes are an integral part of these financial statements.




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


The Entertainment Internet, Inc.
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on April 20, 1992 with authorized stock of 25,000 shares with no par value with the name of "West Tech Services, Inc.". Through a series of amendments to the articles of incorporation prior to November 22, 2000, the Company's authorized stock was increased to 75,000,000 shares of common stock with $.001 par value and 1,000,000 shares of preferred stock with no par value. On August 3, 1998 the Company's name was changed to "The Entertainment Internet, Inc."

The Company had been engaged in the business of developing and marketing a website that integrated motion picture, television and theatrical talent casting and agent submission services for the entertainment industry.

On November 22, 2000 the Company filed a voluntary petition for bankruptcy in the United States Bankruptcy Court under Chapter 11. The Company emerged from bankruptcy under Chapter 7 pursuant to a Bankruptcy Court Order entered on November 28, 2001 with no remaining assets or liabilities.

The bankruptcy settlement included, a cancellation of the authorized and any outstanding preferred shares; a cancellation of all common and preferred share conversion rights including warrants, options and convertible debt; a reverse common stock split of 300 shares of outstanding stock for one share; and the issuance of 7,500,000 post split common shares in exchange for $50,000, which was paid into the bankruptcy court by recipients of the shares. The total of the post split outstanding shares, following completion of the terms of the settlement, was 7,655,412.

On November 28, 2001, the authorized common stock was reduced to 50,000,000 shares with $.001 par value.

Amended articles of incorporation completing the terms of the bankruptcy have been filed in the state of Nevada.

This report has been prepared showing the name "The Entertainment Internet, Inc." and the post split common stock, with $.001 par value, from inception. The accumulated deficit has been restated to zero and dated November 28, 2001 with the statement of operations to begin on November 28, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.


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

Income Taxes
------------

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.


On December 31, 2001, the Company had an available net operating loss carry forward of $52,881. The tax benefit of $15,864 from the carry forwards has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover will expire in 2022.


Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.


Goodwill
--------

The Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". On November 28, 2001, the Company assigned the $50,000 purchase price for 7,500,000 common shares as goodwill to its sole reporting unit. At the same time, the Company conducted an impairment test and determined that the goodwill balance was fully impaired due to uncertainty with regard to future cash flows, a general lack of financial resources, and items described in note 5 below. In accordance with this impairment, the Company wrote off the entire goodwill balance against earnings.


Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
--------------------

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. SIGNIFICANT TRANSACTIONS WITH A RELATED PARTY

Transactions, with a related party, have been completed between the Company and the president-director and consist of the following.

Acquisition of 33% of the outstanding common capital stock. A demand no interest loan to the Company of $636.

4. CAPITAL STOCK


The outstanding common capital stock on November 22, 2000 (the date the Company filed for bankruptcy) was 46,623,600 shares which included a Rule 504 of Regulation D offering during 1998 and 1999 of 3,597,645 shares. As part of the bankruptcy a reverse split was completed reducing the outstanding shares to 155,412 and the issuance of 7,500,000 post split shares resulting in the outstanding shares of 7,655,412 on the balance sheet date. The payment of $50,000 to the bankruptcy court for the issuance of the 7,500,000 shares was recorded as goodwill with a corresponding contribution to capital.


Since inception, the Company has recorded a quarterly charge of $500 for the estimated fair value of general and administrative expenses including rent and compensation that have been provided to the Company by its president and director without charge. These expenses have been charged to the Company with a corresponding contribution to capital in excess of par value.

5.          GOING CONCERN

The Company intends to seek a business opportunity that may provide a profit, however, the Company does not have the working capital necessary to be successful in this effort and to service its debt.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through short term related party loans and long term financing which will enable the Company to operate for the coming year.

                                    PART III

ITEM 1.  Index to Exhibits

Exhibit
Number         Description*
-------        -----------

3.1 Officer's Certificate and Restated Articles of Incorporation of the Company filed with the State of Nevada on February 15, 2002

3.2            By-laws, adopted on April 27, 2002

4.1            Specimen common stock certificate

10.1 November 28, 2001, Order of the United States Bankruptcy Court in and for the Central District of California, Los Angeles Division, Case No. LA-00-42737-EC, the Honorable Ellen Carroll presiding, approving purchase transaction and the amending of the Company's Articles of Incorporation, including the corollary Motion made by the Trustee

23.1           Consent Letter from Auditor

99.1 Form of Written Consent of a Majority of the Shareholders Without a Meeting (a form of consent signed by a majority of the Company's shareholders in order to ratify, authorize and implement the corporate action therein described)

* Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    The Entertainment Internet, Inc.
                                    (Registrant)




Dated: 06/11/02                 By: s/  RADD C. BERRETT
                                    -----------------------------------
                                    Radd C. Berrett, President and Sole Director




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